SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 1-14858

CGI Inc.

(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West

25th Floor

Montreal, Quebec

Canada H3G 1T4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐  Form 20-F          ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Enclosure: Management’s Discussion and Analysis of Financial Position and Results of Operations for the three and nine months ended June 30, 2022 and 2021, consolidated unaudited financial statements for the three and nine months ended June 30, 2022 and 2021 and press release concerning results dated July 27, 2022.

Exhibits 99.1 and 99.2 to this Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statements on Form S-8, Reg. Nos. 333-197742, 333-220741, 333-261831 and 333-261832.

The following are filed herewith and incorporated herein:

Exhibit Number	Description

99.1	Management’s Discussion and Analysis of Financial Position and Results of Operations for the three and nine months ended June 30, 2022 and 2021.

99.2	Consolidated unaudited financial statements for the three and nine months ended June 30, 2022 and 2021.

99.3	Press release concerning results dated July 27, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI INC.

(Registrant)

Date: July 27, 2022	By:	/s/ Benoit Dubé

		Name:	Benoit Dubé

		Title:	Executive Vice-President, Legal and Economic Affairs, and Corporate Secretary